EXHIBIT 2

                                Letter of Intent


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                      [Redwood Financial, Inc. Letterhead]

                                                               November 1, 1996

PERSONAL AND CONFIDENTIAL

Board of Directors
Olivia Bancorporation, Inc.
P.O. Box 10
Olivia, Minnesota 56277

Board of Directors
American State Bank of Olivia
815 E. DePue Avenue
Olivia, Minnesota 56277

Gentlemen:

        This letter is to express the intention of Redwood Financial, Inc. ("Redwood") to extend an offer to purchase 100% of the issued and outstanding common stock (the "Shares") of Olivia Bancorporation, Inc. ("Olivia"), which in turn owns 97.6% of the outstanding common stock of American State Bank of Olivia, Olivia, Minnesota (the "Bank"), and 100% of the issued and outstanding common stock of the Bank, on the terms and conditions hereinafter set forth. Collectively, Olivia and the Bank will be considered the "Sellers" for purposes of this letter. It is understood by the parties hereto that this is a letter of intent intended, subject to the satisfactory completion of the steps described herein, to lead to a mutually agreeable definitive merger agreement to be executed by all parties concerned. The terms and conditions of the sale and purchase of the stock of Olivia and the Bank will include, among other things:

        1. Structure of Transaction. The structure of the transaction will be set forth in the definitive merger agreement and will encompass the acquisition of 100% of the outstanding stock of Olivia as well as 100% of the outstanding stock of the Bank. The transaction will be structured in such a manner so as to qualify as a tax free reorganization.

        2. Consideration. The total consideration for the Shares shall be equal to $4,375,000 in cash, including, by operation of the transaction, the assumption of approximately $829,000 of debt incurred by Olivia in connection with its acquisition of the Bank. The total purchase price shall be paid in cash or other immediately available funds at closing.


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        3.     No Payment of Dividend.  It is our  understanding  that  the  net after tax earnings of Olivia and the Bank for 1996 and 1997 will not be dividended to their respective stockholders; provided, however, that Olivia may dividend to its shareholders prior to the closing all assets currently held by Olivia other than Bank stock, and provided further that Bank may pay a dividend to Olivia provided that the dividend proceeds received by Olivia are paid to its bank stock lender and do not exceed the amount necessary to make the then due regular installment payment on the loan.

        4. Employees. Redwood will attempt to retain qualified employees of the Bank. To the extent a Bank employee's duties are duplicative of an employee's duties at Redwood's present financial institution subsidiary, the Bank employee will be treated fairly and Redwood will attempt to secure an appropriate position for the Bank employee given his or her qualifications.

        5. Representations. The Sellers agree to provide Redwood with the usual and ordinary warranties and representations regarding Olivia and the Bank, which representations and warranties shall terminate at the closing of the transaction. The Sellers shall provide Redwood with the usual and ordinary covenants regarding the operations of Olivia and the Bank prior to closing. In addition, from the date hereof to and including the closing date, Olivia and the Bank shall conduct their respective affairs in the ordinary course of business consistent with their past practices.

        6. Due Diligence Exam. Within 30 days of the execution of this letter of intent, Redwood, or its representatives, will conduct a due diligence examination of the books and records of Olivia and the Bank. If, as a result of said examination, Redwood is not satisfied with the financial condition of Olivia and/or the Bank, then Redwood shall have the option of terminating this letter of intent or revising the consideration offered. Redwood shall coordinate with Sellers to conduct its due diligence at such a time and in such a manner as to not interfere with the operations of the Bank.

        7. Merger Agreement. Within 45 days of the execution of this letter of intent, Redwood's counsel shall prepare and the parties shall execute a merger agreement reflecting the terms hereof and such other terms, covenants, conditions, representations and warranties as are customarily contained in such merger agreements. If a merger agreement has not been executed within such 45 day period and such date is not extended by mutual agreement of the parties hereto, then this letter of intent shall terminate and the parties shall have no further obligation with respect to the transactions contemplated herein.

        8. No Negotiations. Until such time as a merger agreement is executed by the parties hereto or this letter of intent is terminated, whichever occurs first, Sellers

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               agree not to enter into any discussions or negotiations  with any third parties regarding the sale of Olivia and/or the Bank or any of their assets. It is the understanding of the parties hereto that such merger agreement would contain provisions restricting discussions and negotiations with third parties regarding the sale of Olivia, the Bank or any of their assets, as well as a provision for a termination fee in the event of such an acquisition by a third party.

        9. Regulatory Approval. Promptly after execution of the merger agreement, Redwood will prepare and file applications with the proper banking regulatory agencies for approval of the transaction, and Redwood and Sellers shall cooperate to the end that the same shall be expeditiously processed by such regulatory agencies. It is the understanding of the parties hereto that the receipt of regulatory approvals without the imposition of any conditions which would not be satisfactory to Redwood shall be a condition to the consummation of the merger.

        10. Earnest Money. Upon execution of a definitive merger agreement, Redwood shall place earnest money in the sum of $200,000 ("Earnest Money") into an escrow fund. In the event that Redwood is unable to consummate the proposed transaction due to its fault on or before a date six months from the date of the definitive merger agreement, Sellers shall be entitled to retain the Earnest Money; however, if the transaction does not close within such time frame because of an event outside the control of Redwood, Sellers shall be entitled to retain $50,000 of the Earnest Money and the remainder plus accrued interest thereon shall be returned to Redwood. If the transaction does not close within such time frame because of a violation of the definitive merger agreement by the Sellers or any other reason attributable to the Sellers, then the Earnest Money plus accrued interest thereon shall be returned to Redwood. Upon closing, the Earnest Money plus accrued interest shall be applied towards the aforementioned total consideration.



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        By  executing  this letter of intent and  returning  it to Redwood on or before November 1, 1996, the Sellers are expressing their intention to proceed with the sale of Olivia to Redwood pursuant to the terms and conditions described herein and agree to act in good faith to obtain all corporate and
shareholder   actions  as  may  be  necessary   to  complete  the   contemplated
transaction.   Sellers  are  advised  that  Redwood   shall   prepare  a  public
announcement containing the terms of this letter of intent and such announcement shall be released upon the signing of this letter of intent. Although each of the parties hereto represents that they intend in good faith to carry out the transaction described in this letter of intent, no binding legal agreement will arise until the merger agreement has been prepared and executed by the parties hereto.

                                Very truly yours,

                                REDWOOD FINANCIAL, INC.



                                /s/ James P. Tersteeg
                                ---------------------
                                James P. Tersteeg
                                Chairman of the Board of Directors

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WE HAVE  READ  THE  FOREGOING  AND  UNDERSTAND  AND  AGREE  WITH THE  TERMS  AND
CONDITIONS SET FORTH HEREIN, DATED THIS 4TH DAY OF NOVEMBER, 1996.




OLIVIA BANCORPORATION, INC.                     AMERICAN STATE BANK OF OLIVIA


By:/s/ George R. Tesch                          By:/s/ Richard F. Solarz
   -----------------------------                   -----------------------------
   Name: George R. Tesch                           Name: Richard F. Solarz
   Title:                                          Title: President

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